Exhibit 99.2

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO, OR TO ANY PERSON RESIDENT AND/OR LOCATED IN, ANY JURISDICTION WHERE SUCH RELEASE, PUBLICATION OR DISTRIBUTION IS UNLAWFUL

April 28, 2022

Koninklijke Philips N.V. Announces Any and All Tender Offer for Certain Outstanding USD-Denominated Notes

Amsterdam, The Netherlands – Koninklijke Philips N.V. (“Royal Philips” or the “Company”) today commenced a tender offer (the “Offer”) to purchase for cash any and all of its outstanding 7 1/8% Series A Debentures due 2025, 7 3/4% Series B Debentures due 2025 and 7.200% Notes due 2026 (collectively, the “Notes”), as set forth in the table below.

Title of Notes	Security Identifier(s)	Principal Amount Outstanding	Reference U.S. Treasury Security	Fixed Spread	Bloomberg Reference Page	Amount Subject to Offer
7 1/8% Series A Debentures due 2025	CUSIP: 718337AB4 ISIN: US718337AB40	$84,169,000	2.625% U.S. Treasury due April 15, 2025	70 bps	FIT1	Any and all
7 3/4% Series B Debentures due 2025	CUSIP: 718337AC2 ISIN: US718337AC23	$63,285,000	2.625% U.S. Treasury due April 15, 2025	70 bps	FIT1	Any and all
7.200% Notes due 2026	CUSIP: 718337AE8 ISIN: US718337AE88	$136,515,000	2.50% U.S. Treasury due March 31, 2027	75 bps	FIT1	Any and all

The Offer is being made in accordance with the terms and subject to the conditions set forth in the Offer to Purchase, dated April 28, 2022 (the “Offer to Purchase”) and the related Notice of Guaranteed Delivery. The Offer will expire at 5:00 p.m., New York City time, on May 5, 2022, unless extended with respect to any or all series of Notes (such date and time, as the same may be extended, the “Expiration Time”). Tendered Notes may be withdrawn at any time at or before 5:00 p.m., New York City time, on May 5, 2022, unless extended with respect to any or all series of Notes (such date and time, as the same may be extended, the “Withdrawal Deadline”), but not thereafter. Subject to applicable law, the Company expressly reserves the right to terminate, in its sole discretion, the Offer at any time at or before the Expiration Time.

In connection with the commencement of the Offer, on the date of the Offer to Purchase the Company also announced:

•

the intention to issue one or more series of new notes of the Company denominated in euros (the “New Euro Notes”) under the Company’s EUR10,000,000,000 Euro Medium Term Note Programme (the “New Euro Notes Issuance”);

•

the invitation by the Company to holders to tender for purchase (a) any and all of its outstanding EUR 500,000,000 0.500 per cent. notes due 2023 (ISIN: XS1671760384) (the “2023 Euro Notes”), (b) any and all of its outstanding EUR 500,000,000 0.750 per cent. notes due 2024 (ISIN: XS1815116568) (the “2024 Euro Notes”) and (c) a capped amount of its outstanding EUR 500,000,000 1.375 per cent. notes due in 2025 (ISIN: XS2149368529) (the “2025 Euro Notes,” together with the 2023 EUR Notes and the 2024 EUR Notes, the “Existing Euro Notes”) (the “Euro Tender Offer”), which is subject to the Financing Condition (as defined below);

•

the intention to pursue a proposed make-whole redemption by the Company of any of the 2023 Euro Notes and 2024 Euro Notes that are not purchased in the Euro Tender Offer at their make-whole redemption amount in accordance with their terms and conditions (the “Euro Make-Whole Redemptions”), which is subject to the Financing Condition; and

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO, OR TO ANY PERSON RESIDENT AND/OR LOCATED IN, ANY JURISDICTION WHERE SUCH RELEASE, PUBLICATION OR DISTRIBUTION IS UNLAWFUL

•

the proposed agreement with the relevant counterparties for early settlement by the Company of the outstanding forward contracts entered into in the third quarter of 2021 under the share buyback program for capital reduction purposes announced by the Company on July 26, 2021 (the “Early Forward Settlement”), which is subject to the Financing Condition. The acquisition of 19,571,218 shares through the settlement of these forward contracts would result in the early completion of the repurchase program. The Company would then expect to cancel a total of approximately 28.3 million shares (including shares acquired through open market purchases in December 2021 and January 2022 under the aforementioned share buyback program) in the course of 2022, representing 3.3% of the Company’s currently outstanding shares.

Subject to the Financing Condition, the Company intends to use a portion of the net proceeds of the New Euro Notes to purchase the Notes in the Offer, to purchase certain of its outstanding Euro-denominated notes in the Euro Tender Offer, to make the Euro Make-Whole Redemptions and for the Early Forward Settlement. Any decision by the Company to redeem outstanding notes in the Euro Make-Whole Redemptions or to complete the Early Forward Settlement will depend on various factors at that time.

The Company’s obligations to accept for purchase, and to pay for, Notes validly tendered and not validly withdrawn pursuant to the Offer is subject to the satisfaction, or where available, waiver, of the Financing Condition. “Financing Condition” shall mean the successful completion (in the sole discretion of the Company) of the New Euro Notes Issuance. See “The Offer—Conditions to the Offer—Financing Condition” in the Offer to Purchase for further details. There can be no assurance that the New Euro Notes Issuance will be successfully completed.

The information contained in this announcement on the Euro Tender Offer and the New Euro Notes Issuance is for informational purposes only and does not constitute or form part of any offer or invitation to sell, or any solicitation of an offer to purchase, any securities of the Company. The securities offered in the New Euro Notes Issuance have not been and will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. Neither the Euro Tender Offer nor the offering of the New Euro Notes is being made and will not be made directly or indirectly in or into, or by use of the mails of, or by any means or instrumentality (including, without limitation, facsimile transmission, telex, telephone, email and other forms of electronic transmission) of interstate or foreign commerce of, or any facility of a national securities exchange of, or to owners of Existing Euro Notes who are located or resident in the United States or to U.S. Persons as defined in Regulation S of the Securities Act (each a “U.S. Person”).

The applicable “Consideration” for each $1,000 principal amount of Notes validly tendered and accepted for purchase pursuant to the Offer will be determined as described in the Offer to Purchase in a manner intended to result in a yield to maturity, with reference to the Settlement Date (as defined below), equal to the sum of (i) the applicable fixed spread (the “Fixed Spread”) specified in the table above for such Notes and (ii) the yield (the “Reference Yield”) based on the bid-side price of the applicable U.S. Treasury Security specified in the table above for such Notes, as determined by BofA Securities Europe SA and Mizuho Securities USA LLC (the “Dealer Managers”) at 10:00 a.m., New York City time, on May 5, 2022 (such date and time, as the same may be extended, the “Price Determination Time”). The formula for determining the applicable Total Consideration is set forth on Schedule A to the Offer to Purchase.

Holders of Notes validly tendered and not validly withdrawn at or before the Expiration Time and accepted for purchase will receive the applicable Consideration for such Notes. The date of payment for such Notes is referred to as the “Settlement Date.” The Settlement Date is expected to be on May 10, 2022, the third business day following the Price Determination Time. No tenders will be valid if submitted after the Expiration Time.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO, OR TO ANY PERSON RESIDENT AND/OR LOCATED IN, ANY JURISDICTION WHERE SUCH RELEASE, PUBLICATION OR DISTRIBUTION IS UNLAWFUL

Any holder desiring to tender Notes should (a) tender through DTC pursuant to DTC’s Automated Offer Program (“ATOP”) or (b) request the holder’s broker, dealer, commercial bank, trust company or other nominee to effect the transaction (each, a “Tender Instruction”). If any holder wishes to tender its Notes but such holder either cannot comply with the applicable procedures for the submission of a valid Tender Instruction (including the transfer of book-entry interests in the relevant Notes) or time will not permit such Notes to be tendered on or prior to the Expiration Time, such holder may tender its Notes according to the guaranteed delivery procedures described in the Offer to Purchase (the “Guaranteed Delivery Procedures”).

In addition to the applicable Consideration, holders of Notes validly tendered and not validly withdrawn and which are accepted for purchase in the Offer will also be paid accrued and unpaid interest (rounded to the nearest cent) from the last interest payment date for such Notes to, but not including, the Settlement Date (“Accrued Interest”).

The Offer is not conditioned upon any minimum principal amount of Notes of any series being tendered. However, the Company’s obligations to accept for purchase, and to pay for, Notes validly tendered and not validly withdrawn pursuant to the Offer is subject to, and conditioned upon, the satisfaction of or, where available, the Company’s waiver of, the conditions set forth in the Offer to Purchase under “The Offer—Conditions to the Offer”, including the Financing Condition.

This release is qualified in its entirety by the Offer to Purchase and the related Notice of Guaranteed Delivery.

The Company has retained BofA Securities Europe SA and Mizuho Securities USA LLC as Dealer Managers in connection with the Offer. Kroll Issuer Services Limited is the Tender and Information Agent (the “Tender and Information Agent”). For additional information regarding the terms of the Offer, please contact: BofA Securities by telephone at +1 (980) 387-3907 (US), +1 (888) 292-0070 (U.S. Toll Free) or +33 1 877 01057 (Europe) or by email at DG.LM-EMEA@bofa.com or Mizuho Securities by telephone at +1 212 205-7736 (Collect), +1 866 271-7403 (U.S. Toll Free) or +44 20 7090 6134 (In London) or by email at LiabilityManagement@uk.mizuhosc.com.

Any questions or requests for assistance or for additional copies of the Offer to Purchase or the Notice of Guaranteed Delivery and any amendments or supplements to the foregoing may be directed to the Tender and Information Agent by telephone at +44 20 7704 0880 or by email at philips@is.kroll.com, or to any of the Dealer Managers at their respective telephone numbers or email addresses above. These documents regarding the Offer are also available at https://deals.is.kroll.com/philips.

For further information, please contact:

Ben Zwirs

Philips Global Press Office Tel.: +31 6 1521 3446

E-mail: ben.zwirs@philips.com

Derya Guzel

Philips Investor Relations

Tel.: +31 20 5977055

E-mail: derya.guzel@philips.com

About Royal Philips

Royal Philips (NYSE: PHG, AEX: PHIA) is a leading health technology company focused on improving people’s health and well-being, and enabling better outcomes across the health continuum – from healthy living and prevention, to diagnosis, treatment and home care. Philips leverages advanced technology and deep clinical and consumer insights to deliver integrated solutions. Headquartered in the Netherlands, the company is a leader in diagnostic imaging, image-guided therapy, patient monitoring and health informatics, as well as in consumer health and home care. Philips generated 2021 sales of EUR 17.2 billion and employs approximately 78,000 employees with sales and services in more than 100 countries. News about Philips can be found at www.philips.com/newscenter.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO, OR TO ANY PERSON RESIDENT AND/OR LOCATED IN, ANY JURISDICTION WHERE SUCH RELEASE, PUBLICATION OR DISTRIBUTION IS UNLAWFUL

Forward-Looking Statements

This release contains certain “forward-looking statements” with respect to the Company. Forward-looking statements can be identified generally as those containing words such as “anticipates”, “assumes”, “believes”, “estimates”, “expects”, “should”, “will”, “will likely result”, “forecast”, “outlook”, “projects”, “may” or similar expressions. By their nature, forward-looking statements involve risk and uncertainty, because they relate to events that depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to: the Company’s ability to gain leadership in health informatics in response to developments in the health technology industry; the Company’s ability to transform its business model to health technology solutions and services; macroeconomic and geopolitical changes; the Company’s integration of acquisitions and their delivery on business plans and value creation expectations; securing and maintaining the Company’s intellectual property rights, and unauthorized use of third-party intellectual property rights; ability to meet expectations with respect to ESG-related matters; failure of products and services to meet quality or security standards, adversely affecting patient safety and customer operations; breach of cybersecurity; ability to execute and deliver on programs on business transformation and IT system changes and continuity; the effectiveness of the Company’s supply chain; attracting and retaining personnel; COVID-19 and other pandemics; challenges to drive operational excellence and speed in bringing innovations to market; compliance with regulations and standards including quality, product safety and (cyber) security; compliance with business conduct rules and regulations; treasury and financing risks; tax risks; and reliability of internal controls, financial reporting and management process. As a result, the Company’s actual future results may differ materially from the plans, goals and expectations set forth in such forward-looking statements. In view of such uncertainties, you are cautioned not to place undue reliance on these forward-looking statements. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. See “9.2 Risk factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2021 for a discussion of certain risks relating to the business of the Company.

Important Information

This release shall not constitute an offer to sell, a solicitation to buy or an offer to purchase or sell any securities. The Offer is being made only pursuant to the Offer to Purchase and only in such jurisdictions as is permitted under applicable law. The distribution of the Offer to Purchase in certain jurisdictions may be restricted by law. Persons who come into possession of the Offer to Purchase or any related documents are required by each of the Company, the Dealer Managers and the Tender and Information Agent to inform themselves about and to observe any such restrictions.

The Offer to Purchase and the related Notice of Guaranteed Delivery contain important information that holders are urged to read carefully before making any decision with respect to the Offer. None of the Company, its statutory board, executive committee or supervisory board, the Tender and Information Agent, any of the Dealer Managers or any trustee for the Notes is making any recommendation as to whether holders should tender all or any portion of their Notes in response to the Offer. Holders must make their own decisions as to whether to tender, or refrain from tendering, their Notes, and the principal amount of Notes to tender, if any. Holders should consult their tax, accounting, financial and legal advisers regarding the tax, accounting, financial and legal consequences of participating or refraining from participating in the Offer.

***

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO, OR TO ANY PERSON RESIDENT AND/OR LOCATED IN, ANY JURISDICTION WHERE SUCH RELEASE, PUBLICATION OR DISTRIBUTION IS UNLAWFUL

United Kingdom

The communication of the Offer to Purchase and any other documents or materials relating to the Offer is not being made, and such documents and/or materials have not been approved, by an authorized person for the purposes of section 21 of the Financial Services and Markets Act 2000, as amended. Accordingly, the Offer to Purchase and such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of the Offer to Purchase and such documents and/or materials as a financial promotion is only being directed at and made to (i) those persons in the United Kingdom falling within the definition of “investment professionals” (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”)), (ii) those persons who are existing members or creditors of the Company and other persons falling within Article 43(2) of the Financial Promotion Order, (iii) persons who are outside the United Kingdom and (iv) any other persons to whom it may otherwise lawfully be communicated (all such persons together being referred to as “relevant persons”). Any person in the United Kingdom who is not a relevant person should not act or rely on the Offer to Purchase or such documents and/or materials or any of their content. Any investment or investment activity to which the Offer to Purchase or such other documents or materials relate is available only to and will be engaged in only with relevant persons.

Belgium

Neither the Offer to Purchase nor any other documents or materials relating to the Offer have been submitted to or will be submitted for approval or recognition to the Financial Services and Markets Authority (Autorité des services et marchés financiers/Autoriteit voor financiële diensten en markten) and, accordingly, the Offer may not be made in Belgium by way of a public offering, as defined in Articles 3 and 6 of the Belgian Law of April 1, 2007 on public takeover bids as amended or replaced from time to time. Accordingly, the Offer may not be advertised and the Offer will not be extended, and neither the Offer to Purchase nor any other documents or materials relating to the Offer (including any memorandum, information circular, brochure or any similar documents) has been or shall be distributed or made available, directly or indirectly, to any person in Belgium other than a “qualified investor” (investisseur qualifié/gekwalificeerde belegger) as defined in Article 10 of the Belgian Law of June 16, 2006 on the public offer of placement instruments and the admission to trading of placement instruments on regulated markets, acting for its own account. The Offer to Purchase has been issued only for the personal use of the above qualified investors and exclusively for the purpose of the Offer. Accordingly, the information contained in the Offer to Purchase may not be used for any other purpose or disclosed to any other person in Belgium.

France

The Offer is not being made, directly or indirectly, to the public in France. Neither the Offer to Purchase nor any other documents or offering materials relating to the Offer, has been or shall be distributed to the public in France and only (i) providers of investment services relating to portfolio management for the account of third parties (personnes fournissant le service d’investissement de gestion de portefeuille pour compte de tiers) and/or (ii) qualified investors (investisseurs qualifiés), other than individuals, acting for their own account, all as defined in, and in accordance with, Articles L.411-1, L.411-2, D.411-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier, are eligible to participate in the Offer. The Offer to Purchase has not been and will not be submitted for clearance procedures (visa) of the Autorité des marchés financiers.

Italy

None of the Offer, the Offer to Purchase or any other documents or materials relating to the Offer has been or will be submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa (“CONSOB”), pursuant to applicable Italian laws and regulations.

The Offer is being carried out in Italy as an exempted offer pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of February 24, 1998, as amended (the “Financial Services Act”) and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of May 14, 1999, as amended (the “CONSOB Regulation”). The Offer is also being carried out in compliance with article 35-bis, paragraph 7 of the CONSOB Regulation.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO, OR TO ANY PERSON RESIDENT AND/OR LOCATED IN, ANY JURISDICTION WHERE SUCH RELEASE, PUBLICATION OR DISTRIBUTION IS UNLAWFUL

Holders or beneficial owners of the Notes located in Italy can tender the Notes through authorized persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, CONSOB Regulation No. 16190 of October 29, 2007, as amended from time to time, and Legislative Decree No. 385 of September 1, 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Notes or the Offer.

The Netherlands

In the Netherlands, the Offer will not, directly or indirectly, be made to, or for the account of, any person other than to qualified investors as referred to in the Prospectus Regulation. Neither the Offer to Purchase nor any other documentation or material relating to the Offer has been or will submitted to the Dutch Authority for Financial Markets (de Autoriteit Financiële Markten, the “AFM”) for approval. Therefore, neither the Offer to Purchase nor any documentation or material relating to the Offer qualify as an approved prospectus as meant in the Prospectus Regulation. Accordingly, in the Netherlands, the Offer may not be made by way of a public offer within the meaning of the Prospectus Regulation and the Offer may not be promoted and is not being made to, any person in the Netherlands (with the exception of “qualified investors” within the meaning of the Prospectus Regulation). The Offer to Purchase and any other documentation or material relating to the Offer (including memoranda, information circulars, brochures or similar documents) have not been forwarded or made available to, and are not being forwarded or made available to, directly or indirectly, any such person. With regard to the Netherlands, the Offer to Purchase has been transmitted only for personal use by the aforementioned qualified investors and only for the purpose of the Offer. Accordingly, the information contained in the Offer to Purchase may not be used for any other purpose or be transmitted to any other person in the Netherlands.